FRANK’S INTERNATIONAL N.V.

Mastenmakersweg 1

1786 PB Den Helder

The Netherlands

July 29, 2021

Office of Energy & Transportation

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Frank’s International N.V.
Amendment No. 3 to Registration Statement on Form S-4
Filed July 19, 2021
File No. 333-255496

Ladies and Gentlemen:

Set forth below are the responses of Frank’s International N.V. (the “Company”, “Frank’s,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 28, 2021, with respect to Amendment No. 3 to Registration Statement on Form S-4, File No. 333-255496, filed with the Commission on July 19, 2021. Concurrently with the submission of this letter, the Company is filing Amendment No. 4 to the Registration Statement (the “Amended Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amended Registration Statement unless otherwise specified.

Amendment No. 3 to Registration Statement on Form S-4

Unaudited Pro Forma Condensed Combined Financial Information Notes to Pro Forma Condensed Combined Financial Statements 4. Estimated Preliminary Merger Consideration and the Preliminary Purchase Price Allocation, page 171

1.

We note you decreased the fair value of Frank’s intangible assets in the pro forma financial statements from $179.7 million to $89.7 million. Please explain in reasonable detail the additional information identified and analysis performed, including assumptions used and clarification as to why you no longer believe customer relationships should be recognized, that supports the $90 million reduction to the fair value of the intangible assets since your last amendment. In addition, please confirm you will use the most recent stock price for purposes of determining the consideration to be transferred in future amendments.

Securities and Exchange Commission

July 29, 2021

RESPONSE:

The Company acknowledges the Staff’s comment. The initial analysis was performed using the closing price per share of the Company’s common stock as of May 20, 2021, which indicated an estimated purchase consideration for the business in the amount of $812 million. From May 20, 2021 to July 12, 2021, the Company’s share price declined significantly, resulting in a decline of the estimated purchase consideration to $686 million. The decline in the Company’s share price led to an implied bargain purchase gain at July 12, 2021. The guidance set forth in ASC 805, Business Combinations states:

Before recognizing a gain on a bargain purchase, the acquirer shall reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed and shall recognize any additional assets or liabilities that are identified in that review.

Additionally,

Paragraph 805-30-25-4 requires the acquirer to reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed before recognizing a gain on a bargain purchase. As part of that required reassessment, the acquirer shall then review the procedures used to measure the amounts this Topic requires to be recognized at the acquisition date for all of the following: a. The identifiable assets acquired and liabilities assumed b. The noncontrolling interest in the acquiree, if any c. For a business combination achieved in stages, the acquirer’s previously held equity interest in the acquiree d. The consideration transferred. 30-6 The objective of the review is to ensure that the measurements appropriately reflect consideration of all available information as of the acquisition date.

In accordance with the guidance set forth above, the Company’s management reassessed the inputs and analyses used to derive fair value for the underlying assets of the Company’s business. The prospective financial information (“PFI”) for the Company’s business has remained constant throughout the period from May 30, 2021 to July 12, 2021, and the Company’s management believes it is reflective of market participant assumptions. Given the decline in the value of the Company’s business, yet constant market participant PFI, there was a necessary change in the internal rate of return (“IRR”) of the Company’s business implied by the Transactions. The IRR reflects the implied rate of return which reconciles the prospective cash flows of the Company’s business with the actual purchase price paid. The decline in the implied consideration led to an increase in the IRR for the Transactions from 13.4% to 16.1%. Since the market participant IRR should reasonably approximate the market participant weighted average cost of capital (“WACC”), there was also an increase to the WACC. To assess the appropriateness of the discount rates selected to value the individual assets, including intangible assets (and specifically the customer relationships cited in the comment letter), a weighted average return on assets (“WARA”) has been calculated. The WARA is a measure of the combined rate of return on all of the Company’s assets taking into consideration the estimated rates of return on each individual class of assets. The WARA is calculated by selecting rates of return that correspond with the underlying risk/return profile of each asset class. For most fair value transactions that do not involve a bargain purchase, the WARA should be within an acceptable range of the WACC and the IRR, indicating that the expected return on the total assets approximates both the cost of capital of the business and the expected return on investment.

Securities and Exchange Commission

July 29, 2021

In order to reconcile the WARA to the IRR/WACC, an increase in the required rates of return associated with the Company’s tangible and intangible assets was necessary. The risk profiles of each asset were considered and increased in an amount related to the observed increase in the IRR/WACC.

The Company’s primary asset, in accordance with previous ASC 350 and ASC 360 analyses performed by the Company, was determined to be the service tool fleet (the “fixed assets”). As this is the primary asset of the Company’s business and forecasted utilization of the fixed assets was considered in the initial value conclusions, no further adjustments were deemed warranted for the tangible asset valuation conclusions. The remaining long-lived assets of the Company, comprised primarily of intangible assets, declined in value as the required returns against these assets increased, leading to no remaining value to customer relationships.

The Company operates in the oilfield services industry and is subject to continued pricing pressures and limited capital expenditure spend by upstream oil and gas producers. Despite the increase in oil and gas commodity prices over the last quarter, upstream producers have prioritized an increase in their own free cash flows to their investors, maintaining low capital expenditure spend and a continuation of the status quo; as a result, the rise in commodity pricing has not been passed along, in any material way, to the contractors in the oilfield services industry in the form of increases in the utilization and/or pricing of such contractors’ fixed assets and services. The Company’s share price serves as evidence of this trend: despite the increase in oil and gas pricing, the Company’s share price has declined, as has the outlook for most oilfield services contractors. Excess equipment availability and competition within the oilfield services segment has led to an environment in which the availability of the specific tools necessary (the fixed assets cited above) and the willingness to compete as the lowest cost service provider limits the value of the historical relationships with customers. Because these past relationships do not lead to increased revenue, margins, or favorability with customers in the current operating environment, management considered the decline in customer relationship value reasonable in the updated July 12, 2021 analysis.

The Company’s management confirms that the most recent available price per share of Company common stock has been used in determining the consideration to be paid in the Transactions. As of July 27, 2021, the Company’s share price has further declined, resulting in an updated estimated purchase consideration of $624 million and an implied bargain purchase gain. As the Company’s management has recently reassessed the Company’s tangible and intangible assets for the previous bargain purchase position, and the Company’s management believes that the inputs used to derive the fair value of these assets are still appropriate, no further adjustments to the Company’s tangible and intangible assets have been made. The unaudited pro forma financial statements provided in the Amended Registration Statement have been updated to reflect a bargain purchase gain. We have included additional language in the S-4 in light of the bargain purchase gain to highlight that the final allocation may differ from the preliminary allocation, and the difference may be material, reducing, increasing or eliminating the bargain purchase gain. Please see page 172 of the Amended Registration Statement.

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Securities and Exchange Commission

July 29, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

Very truly yours,

FRANK’S INTERNATIONAL N.V.

By:	/s/ Melissa Cougle
Name:	Melissa Cougle
Title:	Chief Financial Officer

Enclosures

cc:	Michael S. Telle, Vinson & Elkins L.L.P.